April 14, 2025

Patrick NJ Schnegelsberg
Chief Executive Officer
Picard Medical, Inc.
1992 E Silverlake
Tucson AZ, 85713

       Re: Picard Medical, Inc.
           Registration Statement on Form S-1
           Filed April 1, 2025
           File No. 333-286295
Dear Patrick NJ Schnegelsberg:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 7, 2025 letter.

Registration Statement on Form S-1 filed April 1, 2025
Risk Factors
Our stockholders may be subject to significant dilution..., page 48

1. We note your disclosure here that certain of your preferred shares and related party loans will convert into shares of your common stock upon consummation of this IPO.
       We also note your revised disclosure on page 105 describing the conversion terms of your notes and loans. To provide investors with additional context related to potential dilution, please provide an estimate of the number of shares of common stock into which your preferred shares and related party loans will convert.
 April 14, 2025
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenues, page 62

2. You indicate that the decrease in revenues is related to the loss of a distributor in fiscal 2023. Please revise to quantify the lost revenues related to that particular distributor. In addition, please revise to further clarify what is meant by "the lost momentum in establishment of in-house sales personnel" and discuss any related trends.
Cost of Revenues, page 63

3. It appears that you have materially revised the cost of revenues for products and rental income for the year ended December 31, 2023. Please address the following:
           Tell us the reasons underlying this change.
           Based on your disclosures elsewhere in the filing, we note that the SynCardia
           TAH consists of the SynCardia TAH implant, an external pneumatic driver and drivelines. Please clarify whether the drivers are sold as part of the system sold. If so, clarify the nature of your maintenance obligations and confirm that your costs of products sold include such costs.
4. Your discussion regarding the cost of revenues appears to discuss the components of costs of revenues but does not explain the decrease in costs in fiscal 2024. Please explain what you mean by "...a $1.5 million in overhead variance for the drivers, $1.0 million overhead variance for the TAH, and $0.6 material usage variance for the
       TAH." Ensure your discussion addresses why your cost of products as a percentage of sales significantly decreased from 2023 to 2024.
5. Please reconcile your disclosure here which indicates that rental revenue is earned when a patient is discharged from a hospital with a Freedom Driver and that rental revenue is "recognized when it becomes likely that we will receive payment," with your financial statement disclosure which indicates that "rental revenue is generally recognized over time on a ratable basis over the period of usage beginning on the date that the service is made available. Rental revenue is billed at month end and typically collected within 30 days."
Business
Overview
Our Business, page 69

6. We note your revised disclosure in response to prior comment 1. However, the disclosure regarding outcomes from the use of LVADs and other temporary
MCS
       compared to the outcomes obtained with the SynCardia TAH is still included on page
       69 of the prospectus. To the extent that this disclosure is not based on head-to-head clinical trial data, please remove it throughout your filing.
Certain Relationships and Related Transactions, page 104

7. You refer to "Collateral" in your revised disclosure throughout this section. Given that this appears to be a defined term, please revise your disclosure to briefly describe the relevant collateral.
 April 14, 2025
Page 3

Financial Statements
Summary of Significant Accounting Policies - Segment Information, page F-15

8. Please expand your disclosures to provide all the disclosures required by ASC 280-10-
       50. Ensure you address (i) your segment measure of profit or loss, (ii) the segment significant expense categories and amounts that regularly provided to the CODM and included in the reported segment profit or loss, (iii) other segment items with a qualitative description of the composition of other segment items and
(iv) segment
       assets. See ASC 280-10-50-22, 50-25, 50-26 and 50-26A-C. See also ASC
280-10-55-
       15D through 15-F.
       Please contact Julie Sherman at 202-551-3640 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Katherine Bagley at 202-551-
2545 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:   Michael J. Blankenship, Esq.